SEC
Mail Processing
Section

MAR 0 1 2018

Washington DC
413



18005171   N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.E. Laird Securities, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 Otis Avenue

(No. and Street)

St. Paul   MN   55104

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
612.770.8010

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

(Name – if individual, state last, first, middle name)

225 S. Sixth Street, Ste. 2300 Minneapollis   MN   55402

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Thomas E. Laird</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>T.E. Laird Securities, LLC</u> , as of <u>2/28</u> , 20 <u>18</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

Signature

_____

Pres / CEO / Mg Pt

Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

 **BAKER TILLY**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of T.E. Laird Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of T.E. Laird Securities, LLC (the "Company") as of December 31, 2017, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flow for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
We have served as the Company's auditor since 2015.
February 22, 2018

 an independent member of
BAKER TILLY
INTERNATIONAL

T.E. LAIRD SECURITIES, LLC
St. Paul, Minnesota

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2017

T.E. LAIRD SECURITIES, LLC

TABLE OF CONTENTS
As of and for the Year Ended December 31, 2017

T.E. LAIRD SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017

ASSETS

CASH	$	14,802
OTHER ASSETS		205
TOTAL ASSETS	$	15,007

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE	$	157
Total Liabilities		157
MEMBER'S EQUITY		14,850
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	15,007

See accompanying notes to financial statements.

T.E. LAIRD SECURITIES, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUES	$	-
EXPENSES		9,440
INTEREST INCOME		11
NET LOSS	$	(9,429)

See accompanying notes to financial statements.

T.E. LAIRD SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2017

BALANCE, December 31, 2016	$	18,499
Contributions from member		5,780
2017 net loss		(9,429)
BALANCE, December 31, 2017	$	14,850

See accompanying notes to financial statements.

T.E. LAIRD SECURITIES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(9,429)
Net Cash Flows from Operating Activities		(9,429)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from member		5,780
Net Cash Flows from Financing Activities		5,780
Net Change in Cash		(3,649)
CASH - Beginning of Year		18,451
CASH - END OF YEAR	$	14,802

See accompanying notes to financial statements.

T.E. LAIRD SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2017

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

T.E. Laird Securities, LLC (the "Company") was organized in Delaware as a limited liability company on October 3, 2013. The Company offers investment banking services to the public. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) as of March 18, 2015. The Company is a wholly-owned subsidiary of TEL Holdings, LLC.

Cash

The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Revenue Recognition

The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an agreement; (2) the service has been provided to the client; (3) the collection of the Company's fees is reasonably assured; and (4) the amount of fees to be paid by the client is fixed or determinable. The Company provides professional services to its clients and revenues are recognized in the period that they are deemed to be earned and collectible under the accrual method of accounting.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

T.E. LAIRD SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2017

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Recently Issued Accounting Pronouncement

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2017, the Company had net capital of $14,645 which was $9,645 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.01 to 1 as of December 31, 2017.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2017 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 - Subsequent Events

The Company has evaluated subsequent events occurring through February 22, 2018 the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

T.E. LAIRD SECURITIES, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2017

COMPUTATION OF NET CAPITAL

Total member's equity	$	14,850
Total non-allowable assets		205
Net capital before haircuts on securities positions		14,645
Haircuts on securities positions		-
Net capital	$	14,645

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	157

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Excess net capital	$	9,645
Net capital less 120% of minimum net capital requirement	$	8,645
Ratio: Aggregate indebtedness to net capital		.01 to 1

SUPPLEMENTARY INFORMATION

T.E. Laird Securities, LLC

St. Paul, Minnesota

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2017

T.E. LAIRD SECURITIES, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sole Member
T.E. Laird Securities, LLC
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) T.E. Laird Securities, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which T.E. Laird Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) T.E. Laird Securities, LLC stated that T.E. Laird Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2017 without exception. T.E. Laird Securities, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about T.E. Laird Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 22, 2018



TE LAIRD SECURITIES, LLC
79 OTIS AVENUE
ST. PAUL, MN 55104

January 16, 2018

Securities & Exchange Commission
100 F Street" NE
Washington, D.C. 20549

RE: **Exemption Letter: TE Laird Securities, LLC ("TELSEC")**
SEC Number: 8-69386; FYE 2017

To Whom It May Concern:

TELSEC claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(i) because we do not hold customer accounts or safekeep securities.

Paragraph (k)(2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account" for the Exclusive benefit of Customers of TE Laird Securities, LLC. " The Company met the identified exemption provisions in SEA Rule 15c3-3 throughout the most recent fiscal year without exception.

T.E. Laird Securities, LLC

I, Thomas E. Laird, affirm to the best of my knowledge that this Exemption Report is accurate.

By: Thomas E. Laird

Title: President